

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 14, 2015

Paul F. Marina
President, Chief Executive Officer and Chief Financial Officer
Hometown International, Inc.
25 E. Grant Street
Woodstown, NJ 08098

Re: **Hometown International, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted August 31, 2015
CIK No. 0001632081

Dear Mr. Marina:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to comment 3. We are unable to agree with your conclusion that you are not a shell company as defined under Rule 405 under the Securities Act. The activities described in your response do not appear to constitute more than nominal operations, and the leasehold improvements recorded on your balance sheet do not appear to constitute more than nominal assets. In this regard, we note that you have leased the storefront from a related party and that the operating lease agreement has not been fully executed. We also note that you have not yet entered into supply contracts. Please revise the disclosure throughout your filing to state that you are a shell company and to disclose the consequences of that status. Also please revise to fix the selling price at a specific amount, and identify your selling shareholders as underwriters. Stockholders who

receive shares of common stock from a shell company are considered underwriters in connection with any resale of those shares of common stock. Please refer to SEC Release 33-8869 (Dec. 6, 2007).

2. We note your responses to prior comments 4 and 14 and are unable to agree with your conclusion that this offering is not an indirect primary offering. As noted above, we believe that you are a shell company and accordingly that your selling shareholders are considered underwriters in connection with any resale of those shares of common stock. In the event you provide further analysis on that issue, we have also followed-up on this issue.

   In response to comment 4 we note that you state, "[i]t has been more than fourteen months since the initial subscription as the private placement offering is still on-going." Please disclose the dates that the shares were sold to selling shareholders. Refer to Item 701 of Regulation S-K. We may have further comment upon reviewing your response. Alternatively, revise your prospectus to disclose that the selling shareholders will offer the shares at a fixed price for the duration of the offering and name the selling shareholders as underwriters.

The Offering, page 2

3. Reference is made to your disclosure that you could receive up to $589,180 in the event the Warrants are exercised for cash. Please show us how this amount was calculated and reconcile your calculation to your disclosure throughout the filing that there are 471,344 warrants outstanding with an exercise price of $2.50 per share.

Use of Proceeds, page 8

4. We note your response to comment 8. Please revise your disclosure here, and on pages 1 and 2 where you reference proceeds from the warrants to disclose the exercise price of the warrants to provide context as to when it might be economically viable for holders to exercise the warrants.

   Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.


Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products
